UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Gogo Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35975	27-1650905
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 N. Canal St, Suite 1500 Chicago, IL	60606
(Address of principal executive offices)	(Zip Code)

Marguerite Elias, Executive Vice President and General Counsel, 312-517-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.l 3p-1) for the reporting period from January 1 to December 31, 2017

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Gogo Inc. (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2017 with the Securities and Exchange Commission (the “SEC”). The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts, we were unable to identify with reasonable certainty the country of origin of all the “conflict minerals” necessary to the functionality or production of such products or whether such materials came from recycled or scrap sources. A copy of the Conflict Minerals Report is also available at http://ir.gogoair.com/financial-information/sec-filings.

Item 1.02 Exhibits

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2017 is filed herewith as Exhibit 1.01 as required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

1.01	Conflict Minerals Report for the calendar year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOGO INC.
(Registrant)

Dated: May 31, 2018	By	/s/ Marguerite Elias
Marguerite Elias, Executive Vice President and General Counsel

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Exhibit Index

1.01	Conflict Minerals Report for the calendar year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

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